SEC 

17018677

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC Mail Processing Section

JUL 31 2017

Washington DC 412

SEC FILE NUMBER
8- 53480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2016 (MM/DD/YY) AND ENDING 05/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baker Tilly Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison	WI	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F Fitzpatrick 608-240-2609
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd., Suite 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 JUL 31 AM 11:09 SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baker Tilly Capital, LLC, as of May 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Notary Public


AMANDA R MANSFIELD
NOTARY
PUBLIC
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Baker Tilly Capital, LLC

We have audited the accompanying statement of financial condition of Baker Tilly Capital, LLC (the "Company") as of May 31, 2017 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baker Tilly Capital, LLC as of May 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Deerfield, Illinois
July 28, 2017

BAKER TILLY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of May 31, 2017

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 5,095,505
Accounts receivable, net of an allowance of $60,000	5,445,032
Due from related party	581,206
Prepaid expenses	4,837
Total Current Assets	11,126,580
TOTAL ASSETS	$ 11,126,580

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 18,042
MEMBER'S EQUITY	11,108,538
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,126,580

See notes to statement of financial condition.

BAKER TILLY CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of and for the Year Ended May 31, 2017

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as a "limited purpose broker-dealer," electing not to carry customer monies or securities. The Company's primary sources of revenue are fees from investment banking activities, including mergers and acquisitions, structuring and advising on various project finance deals. Effective June 1, 2014, revenues are also realized from activities related to New Market Tax Credit ("NMTC") transactions including assisting Community Development Entities with the application process for obtaining allocations of NMTCs, assisting entities with funding Qualified Low Income Community Investments and assisting Qualified Active Low-Income Community Businesses with obtaining funding through a NMTC transaction.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly"). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in established institutions. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $4,846,000 at May 31, 2017. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2017, $60,000 was established for receivables considered potentially uncollectible. Generally, interest is not accrued on delinquent accounts.

Unbilled Receivables

Unbilled receivables represent amounts earned on New Market Tax Credit consulting engagements under the Company's revenue recognition policy discussed above for services rendered which have not yet been invoiced to the client as of the end of the year. These amounts are all expected to be invoiced and collected in the next year.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes (cont.)

The Company evaluates tax positions taken within its returns for any uncertainty on an annual basis. Uncertain tax positions can result in the recognition of additional liability, including any applicable fines and penalties, or additional disclosure. As of May 31, 2017, there were no uncertain tax positions identified by the Company requiring recognition of a liability or disclosure.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related-Party Transactions

The Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company. Such expenses are allocated by Baker Tilly to the Company according to an expense allocation schedule. Substantially all expenses are paid for through the expense sharing agreement.

The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf. In addition, Baker Tilly has paid for subcontractor costs in connection with various projects completed by the Company in the amount of $583,158, that were not reimbursed by the Company and were accounted for as additional capital contributions to the Company.

At May 31, 2017, the Company had $581,206 due from Baker Tilly. The majority of amounts due to the Company from Baker Tilly result from client receipts posted to the Baker Tilly bank accounts which then are owed back to the Company.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2017, the Company had net capital of $5,077,463 which was $5,072,463 in excess of its required net capital of $5,000. At May 31, 2017, the Company's net capital ratio was 0.00 to 1.00.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE 6 - Concentration of Receivables

Three customers accounted for approximately 43 percent of the accounts receivable balance as of May 31, 2017.



BAKER TILLY
CAPITAL

July 28, 2017

Baker Tilly Capital, LLC
Ten Terrace Ct
Madison, WI 53718
tel 608 240 2541
fax 608 249 8532
bakertilly.com
Member FINRA and SIPC

Securities & Exchange Commission
Division of Trading & Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549July 25, 2017

Re: Baker Tilly Capital, LLC (SEC#8-53480) Audited Financial Statements

Pursuant to the SEC Rule 17a-5, enclosed are the following documents related to Baker Tilly capital, LLC, audited financial statements.

1. Financial statements (Long)
2. Statements of Financial Condition (Short)
3. Schedule of Assessment and Payment General Assessment Reconciliation (Form SIPC-7)

Baker Tilly Capital, LLC is a broker-dealer registered with the SEC (Number 8-53480) and a member of FINRA (CRD Number 115333). The firm's fiscal year end is May 31st.

Same financial statements are being sent to the SEC Regional Office in Chicago and submitted to FINRA via the Firm Gateway.

If you have any questions, please contact me directly at (608)240-2541.

Sincerely,

[signature]

Barbara Olson, Compliance Manager
Baker Tilly Capital, LLC

BAKER TILLY CAPITAL, LLC

Madison, Wisconsin

Statement of Financial Condition

As of and for the Year Ended May 31, 2017

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934